Exhibit 99.1

NuCana Reports Financial Results for the Year Ended December 31, 2017

Edinburgh, United Kingdom, March 21, 2018 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced financial results for the year ended December 31, 2017 and provided an update on its extensive clinical program with its transformative ProTide therapeutics.

As of December 31, 2017, NuCana had cash and cash equivalents of £86.7 million compared to £20.0 million as of December 31, 2016.  The increase in cash reflects the net proceeds raised from NuCana’s initial public offering completed in October 2017.  NuCana reported a loss of £23.1 million for the year ended December 31, 2017, compared to £6.0 million for the year ended December 31, 2016. Basic and diluted loss per share was £0.89 in 2017, compared to £0.25 per share in 2016.

“2017 was a year of rapid expansion for NuCana and our successful IPO has provided us with the financial resources to swiftly advance our pipeline of proprietary ProTides,” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer.  “As we continue to build on our strong platform through 2018, we anticipate reporting interim data from our PRO-105 study of Acelarin in platinum-resistant ovarian cancer, further data from the ABC-08 study of Acelarin in biliary cancer, and additional data in various solid tumors from our second ProTide, NUC-3373.  We also look forward to advancing our third ProTide, NUC-7738, into the clinic.  With such an extensive and varied range of clinical studies we believe there are exciting prospects for NuCana over the coming year.”

About NuCana plc

NuCana® is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide™ technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines.  While these conventional agents remain part of the standard of care for the treatment of many solid tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells.

Our most advanced ProTide candidates, Acelarin® and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents.  Acelarin is currently being evaluated in three clinical studies, including a phase 2 study for patients with ovarian cancer, a phase 1b study for patients with biliary tract cancer and a Phase 3 study for patients with pancreatic cancer. NUC-3373 is currently in a Phase 1 study for the potential treatment of a wide range of advanced solid tumors.

For more information, please visit: www.nucana.com.

Forward-Looking Statements

This press release may contain “forward‐looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the initiation, timing, progress and results of clinical studies of the Company’s product candidates. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the "Risk Factors" section of our prospectus filed pursuant to Rule 424(b)(4) under the U.S. Securities Act of 1933, as amended, on September 29, 2017, and subsequent reports that we file with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F.  Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward‐looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

Consolidated Statements of Operations

Year ended December 31,

	2017	2016	2015
	(in thousands, except per share data)
	£	£	£
Research and development expenses	(17,673)	(7,904)	(5,655)
Administrative expenses	(4,573)	(1,143)	(1,251)
Initial public offering related expenses	(1,794)	-	-
Net foreign exchange (losses) gains	(1,654)	599	(8)
Operating loss	(25,694)	(8,448)	(6,914)
Finance income	208	283	406
Loss before tax	(25,486)	(8,165)	(6,508)
Income tax credit	2,401	2,116	1,176
Loss for the year	(23,085)	(6,049)	(5,332)

Basic and diluted loss per share	(0.89)	(0.25)	(0.22)

Consolidated Statements of Financial Position

at December 31,

	2017	2016
(in thousands)
	£	£
Assets
Non-current assets
Intangible assets	1,938	1,377
Property, plant and equipment	358	18
Deferred tax asset	81	-
	2,377	1,395
Current assets
Prepayments, accrued income and other receivables	3,050	3,634
Current income tax receivable	4,225	2,195
Cash and cash equivalents	86,703	19,990
	93,978	25,819

Total assets	96,355	27,214
Equity and liabilities
Capital and reserves
Share capital and share premium	80,508	43,433
Other reserves	58,071	4,064
Accumulated deficit	(45,159)	(22,256)
Total equity attributable to equity holders	93,420	25,241

Non-current liabilities
Provisions	18	-

Current liabilities
Trade payables	1,120	728
Payroll taxes and social security	157	61
Accrued expenditure	1,640	1,184
	2,917	1,973

Total liabilities	2,935	1,973

Total equity and liabilities	96,355	27,214

Consolidated Statements of Cash Flows

for the year ended December 31,

	2017	2016	2015
	(in thousands)
	£	£	£
Cash flows from operating activities
Loss for the year	(23,085)	(6,049)	(5,332)
Adjustments for:
Income tax credit	(2,401)	(2,116)	(1,176)
Amortization and depreciation	194	101	44
Finance income	(208)	(283)	(406)
Share-based payments	11,731	1,132	785
Initial public offering (IPO) related expenses	1,794	-	-
Net foreign exchange losses	1,584	-	-
	(10,391)	(7,215)	(6,085)
Movements in working capital:
Decrease (increase) in prepayments, accrued income and other receivables	458	(3,404)	36
Increase in trade payables	392	220	133
Increase in payroll taxes, social security and accrued expenditure	551	33	418
Movements in working capital	1,401	(3,151)	587
Cash used in operations	(8,990)	(10,366)	(5,498)
Corporation tax	282	1,102	1,031
Net cash used in operating activities	(8,708)	(9,264)	(4,467)
Cash flows from investing activities
Interest received	162	410	290
Payments for office and computer equipment	(370)	(15)	(6)
Payments for intangible assets	(725)	(539)	(390)
Proceeds from (investment in) short-term deposits	-	15,075	(75)
Net cash (used in) provided by investing activities	(933)	14,931	(181)
Cash flows from financing activities
Proceeds from issue of share capital	79,834	-	-
IPO related expenses from issue of share capital – included in share premium	(413)	-	-
IPO related expenses included in statement of operations	(1,794)	-	-
Proceeds from issue of share capital - exercise of share options	120	200	-
Net cash from financing activities	77,747	200	-
Net increase (decrease) in cash and cash equivalents	68,106	5,867	(4,648)
Cash and cash equivalents at beginning of year	19,990	14,112	18,761
Foreign currency translation differences	(1,393)	11	(1)
Cash and cash equivalents at end of year	86,703	19,990	14,112

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke Partners

Chris Brinzey

+1 339-970-2843

Chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com